UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Sohu.com Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

83410S108

(CUSIP Number)

Dr. Charles Zhang

Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road

Haidian District

Beijing 100190

China

Tel: 86-10-6272-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 83410S108	13D	PAGE 2 OF 6 PAGES

1.	NAME OF REPORTING PERSON Photon Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,048,400 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,048,400 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,048,400 Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 83410S108	13D	PAGE 3 OF 6 PAGES

Amendment No. 10 to Schedule 13D

This Amendment No. 10 (this “Amendment”) amends the Schedule 13D filed by Photon Group Limited, a British Virgin Islands corporation (“Photon”), with the Securities and Exchange Commission (the “SEC”) on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”), by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”), by Amendment No. 3 filed with the SEC on April 10, 2017, by Amendment No. 4 filed with the SEC on June 8, 2018 (“Amendment No. 4”), by Amendment No. 5 filed with the SEC on September 21, 2018 (“Amendment No. 5”), by Amendment No. 6 filed with the SEC on December 20, 2018 (“Amendment No. 6”), by Amendment No. 7 filed with the SEC on June 21, 2019 (“Amendment No. 7”), by Amendment No. 8 filed with the SEC on January 21, 2022 (“Amendment No. 8”), and by Amendment No. 9 filed with the SEC on March 17, 2022 (“Amendment No. 9”). The original Schedule 13D of Photon, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9, is hereinafter referred to as the “Initial Statement.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is supplemented as follows:

The following are transactions by Photon in ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Sohu.com Limited, a Cayman Islands company (the “Issuer”), that have occurred since the filing of the Initial Statement:

•

From March 14, 2022 to April 12, 2022 and from August 12, 2022 to September 8, 2022, Photon purchased on the open market an aggregate of 331,967 American depositary shares (“ADSs”), each representing one Ordinary Share, consisting of (i) 14,007 ADSs purchased on March 14, 2022 for a purchase price of $14.60 per ADS; (ii) 23,139 ADSs purchased on March 30, 2022 for a purchase price of $16.66 per ADS; (iii) 23,139 ADSs purchased on March 31, 2022 for a purchase price of $16.75 per ADS; (iv) 23,139 ADSs purchased on April 1, 2022 for a purchase price of $17.43 per ADS; (v) 22,791 ADSs purchased on April 4, 2022 for a purchase price of $18.23 per ADS; (vi) 22,791 ADSs purchased on April 5, 2022 for a purchase price of $18.43 per ADS; (vii) 22,791 ADSs purchased on April 6, 2022 for a purchase price of $18.56 per ADS; (viii) 21,288 ADSs purchased on April 7, 2022 for a purchase price of $18.87 per ADS; (ix) 22,791 ADSs purchased on April 8, 2022 for a purchase price of $19.50 per ADS; (x) 20,960 ADSs purchased on April 11, 2022 for a purchase price of $19.26 per ADS; (xi) 17,171 ADSs purchased on April 12, 2022 for a purchase price of $19.52 per ADS; (xii) 4,065 ADSs purchased on August 12, 2022 for a purchase price of $17.97 per ADS; (xiii) 4,819 ADSs purchased on August 15, 2022 for a purchase price of $17.85 per ADS; (xiv) 4,819 ADSs purchased on August 16, 2022 for a purchase price of $18.04 per ADS; (xv) 4,819 ADSs purchased on August 17, 2022 for a purchase price of $17.89 per ADS; (xvi) 4,819 ADSs

CUSIP NO. 83410S108	13D	PAGE 4 OF 6 PAGES

purchased on August 18, 2022 for a purchase price of $17.87 per ADS; (xvii) 4,819 ADSs purchased on August 19, 2022 for a purchase price of $17.64 per ADS; (xviii) 5,209 ADSs purchased on August 22, 2022 for a purchase price of $18.04 per ADS; (xix) 5,209 ADSs purchased on August 23, 2022 for a purchase price of $17.64 per ADS; (xx) 5,209 ADSs purchased on August 24, 2022 for a purchase price of $17.94 per ADS; (xxi) 5,209 ADSs purchased on August 25, 2022 for a purchase price of $18.02 per ADS; (xxii) 5,209 ADSs purchased on August 26, 2022 for a purchase price of $17.85 per ADS; (xxiii) 5,511 ADSs purchased on August 29, 2022 for a purchase price of $17.84 per ADS; (xxiv) 5,511 ADSs purchased on August 30, 2022 for a purchase price of $17.20 per ADS; (xxv) 5,511 ADSs purchased on August 31, 2022 for a purchase price of $17.76 per ADS; (xxvi) 5,511 ADSs purchased on September 1, 2022 for a purchase price of $17.68 per ADS; (xxvii) 5,511 ADSs purchased on September 2, 2022 for a purchase price of $17.83 per ADS; (xxviii) 5,400 ADSs purchased on September 6, 2022 for a purchase price of $17.35 per ADS; (xxix) 5,400 ADSs purchased on September 7, 2022 for a purchase price of $17.50 per ADS; and (xxx) 5,400 ADSs purchased on September 8, 2022 for a purchase price of $17.69 per ADS (collectively, the “Purchases”).

Item 4.	Purpose of the Transaction.

Item 4 of the Initial Statement is hereby supplemented as follows:

Photon made the Purchases for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated to read in its entirety as follows:

(a)	Amount Beneficially Owned:

As of the date of this Amendment, Photon beneficially owns 11,048,400 Ordinary Shares.

Percent of Class: 32.7%

The foregoing percentage is calculated based on 33,735,836 Ordinary Shares of the Issuer outstanding as of September 9, 2022.

(b)	Number of shares as to which Photon has:

(i)	sole power to vote or to direct the vote: 11,048,400 Ordinary Shares.

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 11,048,400 Ordinary

CUSIP NO. 83410S108	13D	PAGE 5 OF 6 PAGES

Shares.

(iv)	shared power to dispose or to direct the disposition of: None

(c)	The following transactions have been effected during the past 60 days:

See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 83410S108	13D	PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022

PHOTON GROUP LIMITED

By:	/s/ Charles Zhang
Name: Charles Zhang
Title: Director